InnerLight Holdings, Inc. 867 East 2260 South Provo, Utah 84606 ph: (801) 655-0605 fx: (801) 655-0621 www.innerlightinc.com

April 23, 2009

Securities and Exchange Commission
Division of Finance
Washington, D.C. 20549
Attn: Janice McGuirk

RE:	InnerLight Holdings, Inc.
File No. 333—152430 (Form S-1/A6)

Dear Ms. McGuirk:

InnerLight Holdings, Inc. has prepared this Amendment No. 6 to the Registration Statement on Form S-1 [File No. 333-152430] for the sole purpose of revising Item 15 of the Registration Statement to clarify the transaction dates.  This Amendment No. 6 does not modify any provision of the Prospectus that forms a part of the Registration Statement and accordingly such Prospectus has not been included herein.

Warm regards,

Heber Maughan
Chief Financial Officer
801-655-0605 t
801-655-0621 f